EXHIBIT 99.1

VOX ROYALTY PROVIDES DEVELOPMENT UPDATES

ON GOLD AND SILVER ROYALTY ASSETS

TORONTO, CANADA – January 21, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to provide recent developments from royalty operating partners, Norton Gold Fields Pty Ltd, a wholly owned subsidiary of Zijin Mining Group Co., Ltd. (“Norton”), Silver Mines Limited (“Silver Mines”) and Alamos Gold Inc. (“Alamos”).

Spencer Cole, Chief Investment Officer, stated: “We’re excited to start the new year with key royalty development newsflow, including a significant ownership change for the Bullabulling gold project, the completion of an optimization study for Australia’s largest silver project at Bowdens, and a construction decision for Alamos’ Lynn Lake gold project. There has been limited disclosure on Bullabulling since Norton acquired the project in 2014, and as Minerals 260’s new flagship asset, we expect significant project activity and newsflow in 2025, starting with a planned 80,000m drilling program. The Bowdens optimization study resulted in improved economics and an increase to overall reserves, enabling Silver Mines to engage in detailed funding discussions and advance final permitting. Likewise, the Lynn Lake construction decision and ~$600M capital commitment represents another strong endorsement of our 2 – 4 year anticipated royalty development pipeline, with first production at Lynn Lake expected in 2028.”

Key Updates

•	The Bullabulling 2.3Moz gold project (1.4Moz Indicated, 0.9Moz Inferred) in Western Australia, to be acquired by Minerals 260 Limited (“Minerals 260”) for A$166.5 million, with an 80,000m drilling program planned post-acquisition of Bullabulling.
•	Silver Mines has released an optimization study for the Bowdens silver project in New South Wales, Australia, including a 10% increase in mineral reserves over a proposed 16-year mine life.
•	Alamos announced the start of construction on the Lynn Lake gold project in Manitoba, Canada, budgeting approximately $600M of capex from 2025 – 2027 and targeting production of 2.2Moz Au over a proposed 17-year mine life.

Bullabulling (Development – Western Australia) – Minerals 260 to acquire project for A$166M(1)

•	Vox holds an uncapped A$10/oz gold royalty (>100Koz production) over key areas of the Phoenix and Dicksons deposits at the Bullabulling gold project in Western Australia.
•	On January 14, 2025, Minerals 260 announced that the company entered into a binding agreement to purchase Bullabulling from Norton:
o	The transaction includes cash consideration of A$156.5M plus A$10M of Minerals 260 shares.
o	Bullabulling is one of the largest undeveloped, open pit gold projects in Australia, with a resource consisting of 1.4Moz Indicated and 0.9Moz Inferred.
o	The project is located on granted mining leases and benefits from existing on-site infrastructure, such as a camp, offices, refuelling tanks and other buildings.
o	Minerals 260 is expected to kick off a 80,000m drilling campaign at Bullabulling immediately after closing the acquisition in Q2 2025, focused on numerous known exploration targets throughout the property.
•	Vox Management Summary: This A$166M transaction is a material catalyst for the large-scale Bullabulling gold project, which will become Minerals 260’s flagship asset post-acquisition. We are expecting significant 2025 activity and newsflow post-completion (expected in Q2 2025), with a significant 80,000m drilling program planned and a resource update expected in Q4 2025.

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Figure 1: Bullabulling Gold Project – Looking NE

Source: https://api.investi.com.au/api/announcements/mi6/d7eda791-4d1.pdf

Bowdens (Development – New South Wales, Australia) – Optimization study results announced, detailed funding discussions underway(2)

•	Vox holds an uncapped 0.85% Gross Revenue Royalty (“GRR”) on the resource areas at Bowdens, and a 1.00% GRR on related regional exploration tenure in New South Wales, Australia.
•	On December 20, 2024, Silver Mines announced the results of an optimization study at Bowdens, which improved upon several metrics from the 2018 feasibility study, including:
o	Increased ore reserves by 10%.
o	Potential projected production of 53Moz Ag, 92kt Zn and 67kt Pb over a 16-year mine life at a strip ratio of 1.5:1.
o	Estimated pre-tax NPV5 of A$528M and an IRR of 27% at spot commodity pricing, with an initial capex estimate of A$303M.
o	Next steps include commencing detailed project funding discussions with potential partners, and the parallel completion of the work required to convert the latest optimisation study into a Definitive Feasibility Study.
•	Silver Mines will provide more detailed development and permitting timelines once the Development Consent from the NSW government is granted.
•	Vox Management Summary: The results of the optimization study are a positive development for Bowdens, outlining a robust silver project and enabling the operator to advance funding discussions with potential financing partners. We look forward to final permitting outcomes in the near-term as well as further updates on potential funding sources to progress Australia’s largest undeveloped silver project to a final investment decision.

Lynn Lake (Construction – Canada) – Positive construction decision announced, ~$600M capital committed(3)

•	Vox holds an uncapped 2% gross proceeds (post initial capex recovery) royalty on part of the MacLellan deposit.
•	On January 13, 2025, Alamos announced a positive construction decision on the Lynn Lake project in Manitoba, Canada:
o	Lynn Lake will drive additional growth for Alamos, with a projected production date of 2028. The project is expected to produce 2.2Moz over a 17-year mine life, including average production of 176koz per year for its first ten years at first quartile mine-site AISC.
o	Alamos has updated its 3-year capex guidance to include Lynn Lake growth capital of $100-120M in 2025, $250-275M in 2026 and $235-260M in 2027.
■	The 2025 capital is expected to be allocated to access road upgrades, camp construction, bulk earthworks, and orders for long lead-time items.
o	Development activities are expected to ramp up significantly through 2025, including near-mine and regional exploration throughout the 58,000ha land package, with targets identified near the planned MacLellan mill.
•	Vox Management Summary: We congratulate operating partner Alamos Gold on their positive decision to start construction at Lynn Lake in Manitoba, with strong operating metrics as outlined in the 2023 Updated Feasibility Study.

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Figure 2: Lynn Lake Project MacLellan Deposit – Approximate Royalty Area (Vox management interpretation)

Source: (Figure 10-3) https://s24.q4cdn.com/779615370/files/doc_downloads/lyn_reports/2023/LL-FS-Update-NI-43-101-Technical-Report-Final.pdf

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com +1-345-815-3939	info@voxroyalty.com +1-345-815-3939

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of development, construction at and/or resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of expected and potential royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2023 available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

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Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1)

Minerals 260 – Transformational acquisition of the 2.3Moz Bullabulling Gold Project in Western Australia, one of Australia’s largest undeveloped gold projects – dated 15 January 2025: https://api.investi.com.au/api/announcements/mi6/d7eda791-4d1.pdf

(2)	Silver Mines Ltd – Bowdens Optimisation Study Outlines Robust, High-Margin Silver Project – dated 20 December 2024: https://www.silvermines.com.au/wp-content/uploads/2024/12/06cwphk5h841hx.pdf

(3)

Alamos Gold Inc – Alamos Gold Achieves Increased 2024 Guidance with Record Annual Production; Three-Year Operating Guidance Outlines 24% Production Growth by 2027 at Significantly Lower Costs – Dated 13 January 2025: https://s24.q4cdn.com/779615370/files/doc_news/2025/Jan/20250113_Alamos-Q424-Production-Three-Year-Guidance_Final.pdf

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